 AB 3/29

 SEC
Mail Processing
Section

MAR 05 2012

Washington, DC
123

 UN
SECURITIES AND I
Washii

12013190

AB 3/10

UNITED STATES

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 18029

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/11___ AND ENDING ___12/31/11___
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BAIRD PATRICK & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

305 PLAZA 10   3RD FLOOR
                                        (No. and Street)

JERSEY CITY   NEW JERSEY   07311
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOHN J. GLYNN   201-680-7310
                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
                              (Name – if individual, state last, first, middle name)

1185 AVENUE OF THE AMERICAS   NEW YORK   NEW YORK   10036
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

        ☒ Certified Public Accountant
        ☐ Public Accountant
        ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

 3/15

OATH OR AFFIRMATION

I, __John J. Glynn__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Baird Patrick & Co., Inc.__ , as of __December 31__ , 20 __11__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

TREASURER

Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditor's Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Baird, Patrick & Co., Inc.

Financial Report

December 31, 2011

Baird, Patrick & Co., Inc.

Financial Report

December 31, 2011

Contents

 McGladrey

Independent Auditor's Report

To the Board of Directors
Baird, Patrick & Co., Inc.
Jersey City, New Jersey

We have audited the accompanying statement of financial condition of Baird, Patrick & Co., Inc. (the "Company") as of December 31, 2011, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Baird, Patrick & Co., Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule 1 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

McGladrey & Pullen, LLP

New York, New York
February 24, 2012

1

Baird, Patrick & Co., Inc.

Statement of Financial Condition
December 31, 2011

ASSETS

Cash	$	42,606
Deposit with clearing broker		105,360
Receivables from broker-dealers and clearing organizations		286,610
Furniture, equipment and leasehold improvements, at cost,		
less accumulated depreciation and amortization of $266,998		162,171
Other assets		3,664
Total assets	$	600,411

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	9,218
Deferred rent credit		145,759
Total liabilities		154,977
Commitments and Contingencies (Note 5)		
Stockholders' Equity:		
Preferred stock ($1 par value, 18,030 shares authorized, no shares issued or outstanding)		-
Common stock ($1 par value, 200,000 shares authorized, 51,471 shares issued)		51,471
Additional paid-in capital		200,000
Retained earnings		1,075,213
Less treasury stock, 15,250 shares, at cost		(881,250)
Total stockholders' equity		445,434
Total liabilities and stockholders' equity	$	600,411

See Notes to Financial Statements.

Baird, Patrick & Co., Inc.

Statement of Operations
Year Ended December 31, 2011

Revenues:		
Commissions	$	376,734
Principal transactions		28,583
Interest and dividends		17,259
Other		96,000
Total revenues		518,576
Expenses:		
Employee compensation and benefits		302,056
Floor brokerage, exchange, and clearance fees		42,337
Communications and data processing		93,451
Occupancy		138,862
Other expenses		78,449
Total expenses		655,155
Loss before provision for income taxes		(136,579)
Provision for Income Taxes		1,560
Net loss	$	(138,139)

See Notes to Financial Statements.

Baird, Patrick & Co., Inc.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2011

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance, January 1, 2011	$ 51,471	$ 200,000	$ 1,213,352	$ (881,250)	$ 583,573
Net Loss	-	-	(138,139)	-	(138,139)
Balance, December 31, 2011	**$ 51,471**	**$ 200,000**	**$ 1,075,213**	**$ (881,250)**	**$ 445,434**

See Notes to Financial Statements.

Baird, Patrick & Co., Inc. 5

Statement of Cash Flows
Year Ended December 31, 2011

Cash Flows From Operating Activities:	
Net loss	$ (138,139)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	43,143
Deferred rent credit	(11,831)
Changes in assets and liabilities:	
Decrease in:	
Receivables from broker-dealers and clearing organizations	69,260
Other assets	935
Decrease in:	
Accounts payable, accrued expenses and other liabilities	(1,567)
Net cash used in operating activities	(38,199)
Cash:	
Beginning	80,805
Ending	$ 42,606
Supplemental Disclosure of Cash Flow Information:	
Cash paid for income taxes, net of refunds	$ 1,560

See Notes to Financial Statements.

Baird, Patrick & Co., Inc.

Notes to Financial Statements

Note 1.   Organization

Baird, Patrick & Co., Inc. (the "Company") was incorporated in the State of Delaware in December 1973. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's principal office is located in Jersey City, New Jersey.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Note 2.   Summary of Significant Accounting Policies

Revenue Recognition: Security transactions and related income and expenses are recorded on a trade-date basis.

Furniture, Equipment and Leasehold Improvements: Furniture and office equipment and leasehold improvements are stated at cost. Furniture and office equipment is depreciated on a straight-line basis using an estimated useful life of five years. Leasehold improvements are amortized over the shorter of the terms of the leases or their estimated useful lives.

Deferred Rent Credits: Landlord contributions of $178,142 toward the renovations of the Company's office space are being amortized over the term of the lease. Additionally, rent expense is recorded on a straight-line basis over the lease term. Deferred rent credits included in the accompanying statement of financial condition result from rent reductions provided for at the inception of the lease and the unamortized amount of the landlord's contribution.

Income Taxes: Deferred income taxes are provided on a liability method whereby deferred tax assets are recognized for temporary differences, and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company has federal net operating loss carryforwards of approximately $3,145,000 that expire in the years 2024 through 2030, and state operating loss carryforwards of $416,000 that expire in the years 2015-2018. A full valuation allowance has been recorded against the related deferred tax asset of approximately $1,107,000 at December 31, 2011, as realization of this asset is uncertain.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 740, *Income Taxes*, provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions have a "more-likely-than-not" possibility of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Note 2. Summary of Significant Accounting Policies (Continued)

As of December 31, 2011, management has determined that there are no uncertain tax positions. With few exceptions, the Company is no longer subject to income tax examinations by U.S. federal, state or local tax authorities for years before 2008.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Note 3. Transactions With Clearing Agent

The Company has an agreement with a clearing agent to clear customers' securities transactions on a fully disclosed basis. The agreement provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in an account with the agent.

Note 4. Related Party Transactions

The Company charges a monthly fee for administrative and record-keeping services provided to a corporation controlled by the Company's president. The total fees received by the Company for 2011 under this arrangement was $96,000.

Note 5. Commitments and Contingencies

Leases: The Company is obligated under the terms of an operating lease for its current office space through September 2017.

Minimum rental commitments under the noncancellable operating lease as of December 31, 2011 are as follows:

Year ending December 31,

2012	$ 105,616
2013	105,616
2014	105,616
2015	107,502
2016	116,932
Thereafter	87,699
	$ 628,981

The lease also contains provisions for escalation charges based upon certain cost increases incurred by the lessor. Rent expense for 2011 was approximately $112,000.

Note 6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1, or the "Rule"), which requires the maintenance of minimum net capital. The Company calculates its minimum capital requirement pursuant to the aggregate indebtedness method, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of its aggregate indebtedness, as defined. The

Baird, Patrick & Co., Inc.

Notes to Financial Statements

Note 6.   Net Capital Requirements

Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital of $356,317, which was $256,317 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 0.22 to 1 at December 31, 2011.

Note 7.   Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

Note 8.   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.

Baird, Patrick & Co., Inc.

Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2011

Computation of Net Capital

Total Stockholders' Equity per Statement of Financial Condition	$	445,434
Deductions:		
Nonallowable assets:		
Furniture, equipment and leasehold improvements, less landlord reimbursement of $76,718 for leasehold improvements included in deferred rent credit, net of current portion		85,453
Other assets		3,664
		89,117
Net capital	$	356,317

Computation of Basic Net Capital Requirement

Aggregate Indebtedness:		
Accounts payable and accrued expenses	$	9,218
Deferred rent credits, net of amount offsetting nonallowable assets		69,041
	$	78,259
Ratio of Aggregate Indebtedness to Net Capital		0.22 to1
Minimum Net Capital Required at 6-2/3% of Aggregate Indebtedness	$	5,217
Minimum Dollar Net Capital Requirement of Reporting Broker-Dealer	$	100,000
Net Capital Requirement (Greater of Above)	$	100,000
Excess Net Capital ($356,317 - $100,000)	$	256,317
Net Capital in Excess of the Greater of 120% of the Minimum Net Capital Requirement or 10% of Aggregate Indebtedness ($356,317 - $120,000)	$	236,317

Reconciliation of net capital and aggregate indebtedness with the Company's computation included in Part IIA-17A-5 as of December 31, 2011	Net Capital		Aggregate Indebtedness	
As reported in Company's Part IIA (unaudited) FOCUS report	$ 371,921	$	62,655	
Adjustment to deferred rent credits	(15,604)		15,604	
As reported above	$ 356,317	$	78,259	

Independent Auditor's Report on Internal Control

To the Management
Baird, Patrick & Co., Inc.
Jersey City, New Jersey

In planning and performing our audit of the financial statements of Baird, Patrick & Co., Inc. (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and, therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
February 24, 2012

Baird, Patrick & Co., Inc.

Agreed-Upon Procedures Report Related to
Baird, Patrick & Co., Inc.
SIPC Assessment Reconciliation

December 31, 2011

Baird, Patrick & Co., Inc.

Agreed-Upon Procedures Report Related to
Baird, Patrick & Co., Inc.
SIPC Assessment Reconciliation

December 31, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 18029

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/11____AND ENDING____12/31/11____
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BAIRD PATRICK & CO., INC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

305 PLAZA 10   3RD FLOOR
                        (No. and Street)
JERSEY CITY   NEW JERSEY   07311
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOHN J. GLYNN   201-680-7310
                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
                    (Name – if individual, state last, first, middle name)

1185 AVENUE OF THE AMERICAS   NEW YORK   NEW YORK   10036
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __John J. Glynn_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Baird Patrick & Co., Inc._____ , as
of __December 31_____, 20 _11____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified
solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

TREASURER

Title

_____
Notary Public

IRINA SELCHANKO
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES MAY 13, 2013

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
  Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
  consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

 McGladrey

Board of Directors
Baird, Patrick & Co., Inc.
305 Plaza 10, 3rd Floor
Jersey City, NJ 07311

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (the "SIPC") for the year ended December 31, 2011, which were agreed to by Baird, Patrick & Co., Inc. (the "Company"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., the SIPC, and the National Futures Association, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
February 24, 2012

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended <u>12/31</u>, 20<u>11</u>
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
018029   FINRA   DEC
BAIRD PATRICK & CO INC   13*13
HARBORSIDE FINANCIAL CENTER
305 PLAZA 10
JERSEY CITY NJ 07311
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

<u>John J. Glynn (201) 680-7310</u>

2. A. General Assessment (item 2e from page 2) $ <u>949</u>

    B. Less payment made with SIPC-6 filed (exclude interest)   (<u>574</u>)

       <u>July 26, 2011</u>
           Date Paid

    C. Less prior overpayment applied   (<u>--</u>)

    D. Assessment balance due or (overpayment)   <u>375</u>

    E. Interest computed on late payment (see instruction E) for _____days at 20% per annum   <u>--</u>

    F. Total assessment balance and interest due (or overpayment carried forward) $ <u>375</u>

    G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $ <u>375</u>

    H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

<u>Baird, Patrick & Co., Inc.</u>
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the <u>30th</u> day of <u>January</u>, 20<u>12</u>.

<u>Treasurer</u>
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
        Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1 , 20 11
and ending 12/31 , 20 11

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)　　　　　$ 518,576

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

　　　Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.　　8,675

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.　　34,201

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):　　96,000

　　　(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.　　$ - 0 -

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).　　$ - 0 -

　　　Enter the greater of line (i) or (ii)

　　　Total deductions　　138,876

2d. SIPC Net Operating Revenues　　$ 379,700

2e. General Assessment @ .0025　　$ 949

(to page 1, line 2.A.)

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